Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2023 Financial Results

BEIJING, August 29, 2023 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Revenues for the second quarter of 2023 were RMB1,487.6 million (US$205.2 million), an increase of 33.7% from RMB1,112.3 million for the same quarter of 2022.

•	Calculated cash billings[1] for the second quarter of 2023 were RMB1,619.5 million (US$223.3 million), an increase of 65.4 % from RMB979.2 million for the same quarter of 2022.

•	Average monthly active users[2] for the second quarter of 2023 were 43.6 million, an increase of 64.5 % from 26.5 million for the same quarter of 2022.

•	Total paid enterprise customers[3] in the twelve months ended June 30, 2023 were 4.5 million, an increase of 18.4% from 3.8 million in the twelve months ended June 30, 2022.

•	Net income for the second quarter of 2023 was RMB309.6 million (US$42.7 million), an increase of 234.7% from RMB92.5 million for the same quarter of 2022. Adjusted net income[4] for the second quarter of 2023 was RMB568.5 million (US$78.4 million), an increase of 134.6% from RMB242.3 million for the same quarter of 2022.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Office of the Company, commented, “We are delighted to deliver a strong set of results for the second quarter of 2023. Our monthly active users continued to experience robust growth and hit another historical high this quarter, with ongoing expansion among blue-collar users and in second-tier and lower-tier cities. This growth is a testament to our dedication to iterating our products and algorithms to enhance our service capabilities, as we strive to serve users from a broad swath of industries and locations. Our ability to meet diverse user groups’ needs and our flexible monetization model enabled us to capture rising recovery opportunities among blue-collar workers and small and medium-sized enterprises this year, driving our sustainable growth despite a challenging macro environment.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Driven by our robust user growth and healthy user engagement, our revenues for the second quarter of 2023 increased by 33.7% year-on-year. We also recorded RMB309.6 million in our net income and RMB568.5 million in adjusted net income for the second quarter of 2023, the highest in our Company’s operational history. The solid results for the quarter once again testified to the effectiveness and resilience of our business model. Moving forward, we are confident in our ability to maintain sustainable quality growth momentum with further improvements in operating efficiency.”

1 Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

2 Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.

3 Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.

4 Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

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Second Quarter 2023 Financial Results

Revenues

Revenues were RMB1,487.6 million (US$205.2 million) for the second quarter of 2023, representing an increase of 33.7% from RMB1,112.3 million for the same period in 2022.

•	Revenues from online recruitment services to enterprise customers were RMB1,470.8 million (US$202.8 million) for the second quarter of 2023, representing an increase of 33.7% from RMB1,099.9 million for the same period in 2022. This increase was mainly driven by the user growth and increased user engagement.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB16.8 million (US$2.3 million) for the second quarter of 2023, representing an increase of 34.4% from RMB12.5 million for the same period in 2022, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,310.8 million (US$180.8 million) for the second quarter of 2023, representing an increase of 25.8% from RMB1,041.8 million for the same period of 2022. Total share-based compensation expenses were RMB258.9 million (US$35.7 million) for the second quarter of 2023, representing an increase of 72.8% from RMB149.8 million for the same period of 2022.

•	Cost of revenues was RMB270.3 million (US$37.3 million) for the second quarter of 2023, representing an increase of 55.2% from RMB174.2 million for the same period of 2022, primarily due to increases in server and bandwidth cost and payment processing cost.

•	Sales and marketing expenses were RMB471.6 million (US$65.0 million) for the second quarter of 2023, representing an increase of 18.0% from RMB399.5 million for the same period of 2022, primarily due to increased headcount and increased share-based compensation expenses.

•	Research and development expenses were RMB365.9 million (US$50.5 million) for the second quarter of 2023, representing an increase of 18.9% from RMB307.7 million for the same period of 2022, primarily due to increased share-based compensation expenses.

•	General and administrative expenses were RMB203.0 million (US$28.0 million) for the second quarter of 2023, representing an increase of 26.6% from RMB160.3 million for the same period of 2022, primarily due to increased share-based compensation expenses.

Income from operations

Income from operations was RMB175.0 million (US$24.1 million) for the second quarter of 2023, representing an increase of 129.4% from RMB76.3 million for the same period of 2022.

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Net income and adjusted net income

Net income was RMB309.6 million (US$42.7 million) for the second quarter of 2023, representing an increase of 234.7% from RMB92.5 million for the same period of 2022. Adjusted net income was RMB568.5 million (US$78.4 million) for the second quarter of 2023, representing an increase of 134.6% from RMB242.3 million for the same quarter of 2022. The increase was primarily driven by enhanced operating efficiency and increased investment income and financial income with the Company's treasury management strategy to increase investments in time deposits as well as principal-guaranteed fixed rate notes and structured deposits.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2023 were RMB0.71 (US$0.10) and RMB0.69 (US$0.09), respectively, compared to basic and diluted net income per ADS of RMB0.21 and RMB0.20 in the same period of 2022.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the second quarter of 2023 were RMB1.31 (US$0.18) and RMB1.26 (US$0.17), respectively, compared to adjusted basic and diluted net income per ADS of RMB0.56 and RMB0.53 in the same period of 2022.

Net cash provided by operating activities

Net cash provided by operating activities was RMB763.7 million (US$105.3 million) in the second quarter of 2023, representing an increase of 308.6% from RMB186.9 million in the same period of 2022.

Cash position

Balance of cash and cash equivalents, time deposits and short-term investments was RMB12,790.8 million (US$1,763.9 million) as of June 30, 2023.

Share Repurchase Program

In March 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the next 12 months.

Outlook

For the third quarter of 2023, the Company currently expects its total revenues to be between RMB1.53 billion and RMB1.56 billion, representing a year-on-year increase of 29.8% to 32.3%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00AM U.S. Eastern Time on Tuesday, August 29, 2023 (8:00PM Beijing Time on Tuesday, August 29, 2023) to discuss the financial results.

Participants are required to pre-register for the conference call at:
https://register.vevent.com/register/BI9434a44f46294d6ca68c3a2cba3d0dd4

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

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Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2513 to US$1.00 on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

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KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,099,866	1,470,822	202,836	2,227,184	2,730,879	376,605
Others	12,478	16,793	2,316	23,040	34,282	4,728
Total revenues	1,112,344	1,487,615	205,152	2,250,224	2,765,161	381,333
Operating cost and expenses
Cost of revenues(1)	(174,230)	(270,322)	(37,279)	(351,578)	(517,486)	(71,365)
Sales and marketing expenses(1)	(399,526)	(471,593)	(65,036)	(921,900)	(1,100,431)	(151,756)
Research and development expenses(1)	(307,686)	(365,907)	(50,461)	(598,425)	(698,975)	(96,393)
General and administrative expenses(1)	(160,348)	(202,986)	(27,993)	(316,035)	(367,572)	(50,690)
Total operating cost and expenses	(1,041,790)	(1,310,808)	(180,769)	(2,187,938)	(2,684,464)	(370,204)
Other operating income/(expenses), net	5,734	(1,776)	(245)	10,743	17,035	2,349
Income from operations	76,288	175,031	24,138	73,029	97,732	13,478
Investment income	7,801	95,473	13,166	17,075	147,084	20,284
Financial income, net	20,508	55,805	7,696	24,185	131,587	18,147
Foreign exchange gain	5,136	3,907	539	4,694	2,808	387
Other (expenses)/income, net(2)	(15,685)	(1,113)	(153)	(24,539)	4,529	625
Income before income tax expenses(2)	94,048	329,103	45,386	94,444	383,740	52,921
Income tax expenses	(1,555)	(19,506)	(2,690)	(14,123)	(41,480)	(5,720)
Net income(2)	92,493	309,597	42,696	80,321	342,260	47,201
Net income attributable to ordinary shareholders(2)	92,493	309,597	42,696	80,321	342,260	47,201

Net income(2)	92,493	309,597	42,696	80,321	342,260	47,201
Other comprehensive income
Foreign currency translation adjustments	583,255	543,703	74,980	539,012	403,775	55,683
Total comprehensive income(2)	675,748	853,300	117,676	619,333	746,035	102,884

Weighted average number of ordinary shares used in computing net income per share
—Basic	869,222,984	868,643,514	868,643,514	869,427,036	867,314,841	867,314,841
—Diluted	912,341,882	900,111,944	900,111,944	917,484,059	903,757,988	903,757,988
Net income per ordinary share attributable to ordinary shareholders(2)
—Basic	0.11	0.36	0.05	0.09	0.39	0.05
—Diluted	0.10	0.34	0.05	0.09	0.38	0.05
Net income per ADS(3) attributable to ordinary shareholders(2)
—Basic	0.21	0.71	0.10	0.18	0.79	0.11
—Diluted	0.20	0.69	0.09	0.18	0.76	0.10

(1)  Include share-based compensation expenses as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	8,394	12,352	1,703	16,113	22,962	3,167
Sales and marketing expenses	34,487	64,067	8,835	63,817	124,530	17,173
Research and development expenses	57,702	105,756	14,584	115,117	196,430	27,089
General and administrative expenses	49,237	76,727	10,581	87,999	127,271	17,551
	149,820	258,902	35,703	283,046	471,193	64,980

(2)  As disclosed in the Form 6-K filed on October 11, 2022, due to subsequent developments of a class action after the announcement of financial results for the second quarter of 2022, a loss contingency of RMB14.9 million was recorded in “Other (expenses)/income, net” and the consolidated financial statements for the six months ended June 30, 2022 were updated. Accordingly, the financial information for the three months and six months ended June 30, 2022 as presented in this press release was updated to reflect this subsequent event.

(3)  Each ADS represents two Class A ordinary shares.

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KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	9,751,824	2,740,769	377,969
Time deposits and short-term investments	3,458,089	10,050,063	1,385,967
Accounts receivable, net	9,862	15,196	2,096
Amounts due from related parties	5,714	9,536	1,315
Prepayments and other current assets	600,773	436,934	60,256
Total current assets	13,826,262	13,252,498	1,827,603
Non-current assets
Property, equipment and software, net	691,036	892,752	123,116
Intangible assets, net	10,251	9,172	1,265
Goodwill	5,690	5,690	785
Right-of-use assets, net	289,628	266,474	36,748
Long-term investments	-	1,952,215	269,223
Other non-current assets	4,000	4,000	552
Total non-current assets	1,000,605	3,130,303	431,689
Total assets	14,826,867	16,382,801	2,259,292
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	185,297	173,483	23,924
Deferred revenue	2,060,892	2,564,777	353,699
Other payables and accrued liabilities	633,482	520,012	71,713
Operating lease liabilities, current	151,438	148,926	20,538
Total current liabilities	3,031,109	3,407,198	469,874
Non-current liabilities
Operating lease liabilities, non-current	143,591	117,780	16,243
Deferred tax liabilities	11,404	25,815	3,560
Total non-current liabilities	154,995	143,595	19,803
Total liabilities	3,186,104	3,550,793	489,677
Shareholders’ equity
Ordinary shares	564	564	78
Treasury shares	(918,894)	(989,786)	(136,498)
Additional paid-in capital	15,450,389	15,966,491	2,201,880
Accumulated other comprehensive income	695,184	1,098,959	151,553
Accumulated deficit	(3,586,480)	(3,244,220)	(447,398)
Total shareholders’ equity	11,640,763	12,832,008	1,769,615
Total liabilities and shareholders’ equity	14,826,867	16,382,801	2,259,292

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KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	186,937	763,708	105,320	480,948	1,307,618	180,329
Net cash provided by/(used in) investing activities	145,610	(4,427,593)	(610,593)	(97,909)	(8,390,368)	(1,157,085)
Net cash (used in)/provided by financing activities	(96,920)	23,166	3,195	(87,816)	68,955	9,509
Effect of exchange rate changes on cash and cash equivalents	581,787	126,916	17,502	537,116	2,740	378
Net increase/(decrease) in cash and cash equivalents	817,414	(3,513,803)	(484,576)	832,339	(7,011,055)	(966,869)
Cash and cash equivalents at beginning of the period	11,356,683	6,254,572	862,545	11,341,758	9,751,824	1,344,838
Cash and cash equivalents at end of the period	12,174,097	2,740,769	377,969	12,174,097	2,740,769	377,969

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KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,112,344	1,487,615	205,152	2,250,224	2,765,161	381,333
Add: Change in deferred revenue	(133,154)	131,874	18,186	20,486	503,885	69,489
Calculated cash billings	979,190	1,619,489	223,338	2,270,710	3,269,046	450,822

Net income(1)	92,493	309,597	42,696	80,321	342,260	47,201
Add: Share-based compensation expenses	149,820	258,902	35,703	283,046	471,193	64,980
Adjusted net income(1)	242,313	568,499	78,399	363,367	813,453	112,181

Net income attributable to ordinary shareholders(1)	92,493	309,597	42,696	80,321	342,260	47,201
Add: Share-based compensation expenses	149,820	258,902	35,703	283,046	471,193	64,980
Adjusted net income attributable to ordinary shareholders(1)	242,313	568,499	78,399	363,367	813,453	112,181
Weighted average number of ordinary shares used in computing net income per share (non-GAAP)
—Basic	869,222,984	868,643,514	868,643,514	869,427,036	867,314,841	867,314,841
—Diluted	912,341,882	900,111,944	900,111,944	917,484,059	903,757,988	903,757,988
Adjusted net income per ordinary share attributable to ordinary shareholders(1)
—Basic	0.28	0.65	0.09	0.42	0.94	0.13
—Diluted	0.27	0.63	0.09	0.40	0.90	0.12
Adjusted net income per ADS attributable to ordinary shareholders(1)
—Basic	0.56	1.31	0.18	0.84	1.88	0.26
—Diluted	0.53	1.26	0.17	0.79	1.80	0.25

(1)  As disclosed in the Form 6-K filed on October 11, 2022, the financial information for the three months and six months ended June 30, 2022 was updated to reflect the subsequent event as described in “Unaudited Condensed Consolidated Statements of Comprehensive Income” within this press release.

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